SECURITIES AND EXCHANGE COMMISSION
                             Washington. D.C. 20549

                                  SCHEDULE 13D
                                 (Rule l3d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 7)(1)

                          Bio-Medical Automation, Inc.
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                                (Name of Issuer)

                     Common Stock, $.10 par value per share
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                         (Title of Class of Securities)

                                    09056V105
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                                 (CUSIP Number)

                                Steven N. Bronson
                           900 Third Avenue, Suite 201
                         New York, New York 10022 (212)
                                    610-2778
                                with a copy to:
                            James A. Prestiano, Esq.
                         317 Madison Avenue, Suite 2310
                            New York, New York 10017
                                 (212) 949-9696
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 5, 2000
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

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     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be 'filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.  09056V105
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1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Steven N. Bronson
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                      (b) [ ]

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3.       SEC USE ONLY


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4.       SOURCE OF FUNDS

         Not Applicable
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
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NUMBER OF           7.      SOLE VOTING POWER
SHARES                      576,647
BENEFICIALLY        ---------------------------------------------------------
OWNED BY            8.      SHARED VOTING POWER
EACH                        0
REPORTING           ---------------------------------------------------------
PERSON              9.      SOLE DISPOSITIVE POWER
WITH                        576,647
                    ---------------------------------------------------------
                    10.     SHARED DISPOSITIVE POWER
                            0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         576,647
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [X]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l)

         65.2%
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14.      TYPE OF REPORTING PERSON

         IN
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                       SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  09056V105               SCHEDULE 13D

Item 1.  Security and Issuer.

     Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson with respect to the shares of common stock $.10 par value per share (the "Common Stock") of Bio-Medical Automation, Inc., a Colorado corporation, with its principal offices located at 900 Third Avenue, Suite 201, New York, New York 10022 (the "Issuer"), remains in full force and effect.

Item 2.  Identity and Background.

     (a) This Amendment No. 7 to Schedule 13D is filed on behalf of Steven N. Bronson.

     (b) Mr. Bronson's business address is 900 Third Avenue, Suite 201, New York, New York 10022.

     (c) Mr. Bronson is President of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Act.

     (d) During the last five years Mr. Bronson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Bronson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Bronson is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     On May 5, 2000 the Issuer issued to Steven N. Bronson, in lieu of an annual salary of forty eight thousand dollars ($48,000), 64,000 shares of the Corporation's Common Stock that number of shares being equal in value to forty eight thousand dollars ($48,000) based on the market value of the Corporation's Common Stock on May 4, 2000.

Item 4.  Purpose of Transaction.

     On May 5, 2000 the Issuer issued to Steven N. Bronson 64,000 shares of the Corporation's Common Stock in lieu of Mr. Bronson's annual salary of forty eight thousand dollars ($48,000).

Item 5.  Interest in Securities of the Issuer.

     (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 576,647 shares of the Issuer's Common Stock, representing approximately 65.2% of the total shares of Common Stock deemed outstanding. Mr. Bronson owns of record 399,147 shares of Common Stock, as to which he possesses sole voting and disposition power. Additionally, Mr. Bronson owns options and warrants to purchase 177,500 shares of Common Stock at exercise prices ranging at $.75 per share to $1.25 per share. These options and warrants are set to expire between April 1, 2001 and February 15, 2003.

     Mr. Bronson's wife, Kimberly Bronson, owns, an aggregate of 30,000 shares of Common Stock and with respect to such shares, Mr. Bronson expressly disclaims any beneficial ownership.

     (c) Not applicable.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None

Item 7.  Material to be Filed as Exhibits.

         None

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      July 12, 2000

                                               /s/ Steven N. Bronson
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                                                      (Signature)

                                                   Steven N. Bronson
                                               --------------------------
                                                      (Name/Title)


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).